                                 This filing is made pursuant to Rule 424(b)(4) under the Securities Act of 1933 in connection with Registration No. 333-13037

PROSPECTUS



                                 712,915 Shares


                                      LOGO

                                  COMMON STOCK

                            ------------------------

    This Prospectus relates to the sale of 712,915 shares (the "Shares") of Common Stock (the "Common Stock") of IDEC Pharmaceuticals Corporation (the "Company"), which is not being underwritten, upon exercise of warrants (the "Warrants") previously issued to three entities described herein. All of the Shares are being sold by such entities or by pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Shareholders"). The Warrants were issued to the Selling Shareholders and the Shares have been or will be issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by
Section 4(2) thereof. The Shares are being registered by the Company pursuant to registration rights granted to the Selling Shareholders in connection with the private placement of the Warrants.


    The Shares may be offered by the Selling Shareholders from time to time in transactions on the Nasdaq National Market, in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

    The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company has agreed to bear certain expenses in connection with the registration and sale of the Shares being offered by the Selling Shareholders. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "IDPH." On September 26, 1996, the last sale price for the Common Stock as reported by Nasdaq was $27.13 per share.
                            ------------------------

    The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
                            ------------------------


      THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                 The date of this Prospectus is October 3, 1996

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    5
Business...................................   12
Selling Shareholders.......................   21
Plan of Distribution.......................   23
Description of Capital Stock...............   24
Legal Matters..............................   26
Experts....................................   26
Available Information......................   26

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-19311) with the Commission are incorporated herein by reference: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (b) Form 10-K/A for the fiscal year ended December 31, 1995; (c) Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (d)Form 10-Q/A for the quarter ended March 31, 1996; (e) Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (f) Current Report on Form 8-K dated May 21, 1996; and (g) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on May 24, 1991, including any amendments or reports filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Secretary, IDEC Pharmaceuticals Corporation, at the Company's executive offices located at 11011 Torreyana Road, San Diego, CA 92121; (619) 550-8500.
                            ------------------------

     IDEC Pharmaceuticals(R), the Company's stylized logo and PRIMATIZED(R) are registered United States trademarks of the Company and PROVAX(TM) is a trademark of the Company.
                            ------------------------

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the reports filed by the Company pursuant to the Securities Exchange Act of 1934, as amended. Unless the context otherwise requires, references in this Prospectus to "IDEC Pharmaceuticals" and the "Company" shall refer to IDEC Pharmaceuticals Corporation and its wholly owned subsidiary IDEC Seiyaku, a Japanese corporation. This Prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Investors should carefully consider the information set forth under the heading "Risk Factors."


                                  THE COMPANY

     IDEC Pharmaceuticals Corporation ("IDEC Pharmaceuticals" or the "Company") is a biopharmaceutical company developing products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The Company is currently focused on non-Hodgkin's B-cell lymphomas, which afflict approximately 225,000 patients in the United States, and rheumatoid arthritis, which afflicts approximately 2 million people in the United States. The Company's antibody products for treatment of non-Hodgkin's B-cell lymphomas are being developed in collaborative relationships with Genentech, Inc. ("Genentech") in the United States (IDEC-C2B8 and IDEC-Y2B8), Genentech's affiliate F. Hoffmann-LaRoche Ltd. ("Hoffmann-LaRoche") worldwide except the United States and Japan (IDEC-C2B8) and Zenyaku Kogyo Co., Ltd. ("Zenyaku") in Japan (IDEC-C2B8). The Company's lead PRIMATIZED antibody product for the treatment of rheumatoid arthritis is being developed worldwide in collaboration with SmithKline Beecham, p.l.c. ("SmithKline Beecham"). IDEC Pharmaceuticals has seven additional product candidates in various stages of development.

     The Company's lead cancer product, IDEC-C2B8, is a pan-B antibody genetically engineered to harness the patient's own immune system for the treatment of non-Hodgkin's B-cell lymphomas. The Company has completed enrollment in a Phase III clinical trial of IDEC-C2B8 as a single agent. In these clinical trials, IDEC-C2B8 as a single agent has shown response rates that are equivalent to or greater than those produced by single agent chemotherapies, yet patients have suffered neither the bone marrow damage nor the range and severity of other toxicities associated with conventional cancer treatments. Furthermore, treatment with IDEC-C2B8 can be completed in a matter of weeks rather than over several months, which is typical of chemotherapy.

     The second cancer product under development with Genentech, IDEC-Y2B8, is an antibody linked to an yttrium radioisotope, a source of radiation suitable for outpatient radiotherapy, and is designed to provide a targeted, injectable treatment for non-Hodgkin's B-cell lymphomas. IDEC-Y2B8 is used in conjunction with IDEC-In2B8, which provides tumor imaging and dosing information prior to therapeutic administration of IDEC-Y2B8.

     Patient treatment has been completed in a Phase II randomized, placebo-controlled, double-blinded clinical trial of the Company's lead PRIMATIZED antibody product, IDEC-CE9.1, for the treatment of rheumatoid arthritis. PRIMATIZED antibodies are proprietary, genetically-engineered, monoclonal antibodies assembled from portions of monkey and human antibodies designed to avoid adverse immune reactions and are intended for use in the long-term management of chronic autoimmune diseases such as rheumatoid arthritis. Currently clinical development of this product is being conducted by the Company's partner, SmithKline Beecham, which also has begun Phase II clinical trials for a second indication, severe asthma. The Company has extended its PRIMATIZED technology to other research and development collaborations with Mitsubishi Chemical Corporation ("Mitsubishi"), Seikagaku Corporation ("Seikagaku") and Eisai Co., Ltd. ("Eisai") directed at the development of additional proprietary products for treatment of autoimmune or inflammatory diseases.

     The Company has manufactured supplies of each of the antibodies used in its clinical programs and expects to meet early commercial demand for IDEC-C2B8 from its existing manufacturing facility. The Company's manufacturing process employs a proprietary technology involving a gene expression system that allows the efficient production of proteins at yields that may be significantly higher than current, competing cell-culture methods. During 1996, the Company will manufacture IDEC-C2B8, IDEC-Y2B8, IDEC-In2B8 and other product candidates for clinical trials and has provided production or process development services to several biopharmaceutical and pharmaceutical companies on a contract basis, including Pharmacia & Upjohn, Inc. ("Pharmacia & Upjohn") and OraVax, Inc. ("OraVax"). Additionally, the Company is performing contract cell-line development for Pharmacia & Upjohn and has licensed its gene-expression technology to Genentech and Chugai Pharmaceutical Co., Ltd. ("Chugai").

                                  RISK FACTORS

     Prospective purchasers of the Shares offered hereby should carefully consider the following risk factors in addition to the other information presented in this Prospectus.

UNCERTAINTIES ASSOCIATED WITH CLINICAL TRIALS

     IDEC Pharmaceuticals Corporation ("IDEC Pharmaceuticals" or the "Company") has conducted and plans to continue to undertake extensive and costly clinical testing to assess the safety and efficacy of its potential products. The rate of completion of the Company's clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including the nature of the Company's clinical trial protocols, existence of competing protocols, size of the patient population, proximity of patients to clinical sites and eligibility criteria for the study. Delays in patient enrollment will result in increased costs and delays, which could have a material adverse effect on the Company. The Company cannot assure that patients enrolled in the Company's clinical trials will respond to the Company's product candidates. Setbacks are to be expected in conducting human clinical trials. Failure to comply with the United States Food and Drug Administration ("FDA") regulations applicable to such testing can result in delay, suspension or cancellation of such testing, and/or refusal by the FDA to accept the results of such testing. In addition, the FDA may suspend clinical trials at any time if it concludes that the subjects or patients participating in such trials are being exposed to unacceptable health risks. Further, there can be no assurance that human clinical testing will show any current or future product candidate to be safe and effective or that data derived therefrom will be suitable for submission to the FDA.

RELIANCE ON THIRD PARTY DEVELOPMENT AND MARKETING EFFORTS

     The Company has adopted a research, development and product commercialization strategy that is dependent upon various arrangements with strategic partners and others. The success of the Company's products is substantially dependent upon the success of these outside parties in performing their obligations, which include, but are not limited to, providing funding and performing research and development with respect to the Company's products. The Company's strategic partners may also develop products that may compete with the Company. Although IDEC Pharmaceuticals believes that its partners have an economic incentive to succeed in performing their contractual obligations, the amount and timing of resources that they devote to these activities is not within the control of the Company. There can be no assurance that these parties will perform their obligations as expected or that any revenue will be derived from such arrangements. The Company has entered into collaborative agreements with Genentech, Inc. ("Genentech"), Zenyaku Kogyo Co., Ltd. ("Zenyaku"), SmithKline Beecham, p.l.c. ("SmithKline Beecham"), Mitsubishi Chemical Corporation ("Mitsubishi"), Seikagaku Corporation ("Seikagaku") and Eisai Co., Ltd. ("Eisai"). These agreements generally may be terminated at any time by the strategic partner, typically on short notice to the Company. If one or more of these partners elect to terminate their relationship with the Company, or if the Company or its partners fail to achieve certain milestones, it could have a material adverse effect on the Company's ability to fund the related programs and to develop any products that may have resulted from such collaborations. There can be no assurance that these collaborations will be successful. In addition, some of the Company's current partners have certain rights to control the planning and execution of product development and clinical programs, and there can be no assurance that such partners' rights to control aspects of such programs will not impede the Company's ability to conduct such programs in accordance with the schedules currently contemplated by the Company for such programs and will not otherwise impact the Company's strategy.

LENGTHY REGULATORY PROCESS; NO ASSURANCE OF REGULATORY APPROVALS

     The testing, manufacturing, labeling, advertising, promotion, export and marketing, among other things, of the Company's proposed products are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public

Health Service Act. At the present time, the Company believes that its products will be regulated by the FDA as biologics. Manufacturers of biologics may also be subject to state regulation.

     The steps required before a biologic may be approved for marketing in the United States generally include (i) preclinical laboratory tests and animal tests, (ii) the submission to the FDA of an Investigational New Drug application ("IND") for human clinical testing, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) the submission to the FDA of a Product License Application ("PLA") and Establishment License Application ("ELA") or a Biologics License Application ("BLA"), (v) FDA review of the PLA/ELA or BLA, and (vi) satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is made to assess compliance with Good Manufacturing Practices ("GMP"). The testing and approval process requires substantial time, effort, and financial resources and there can be no assurance that any approval will be granted on a timely basis, if at all. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's product candidates. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of the preclinical studies and clinical studies, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of a PLA/ELA or BLA requesting approval to market the product. Before approving a PLA/ELA or BLA, the FDA will inspect the facilities at which the product is manufactured, and will not approve the product unless GMP compliance is satisfactory. The FDA may deny a PLA/ELA or BLA if applicable regulatory criteria are not satisfied, require additional testing or information, and/or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. There can be no assurance that FDA approval of any PLA/ELA or BLA submitted by the Company will be granted on a timely basis or at all. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed.

     Both before and after approval is obtained, violations of regulatory requirements, including the preclinical and clinical testing process, the PLA/ELA or BLA review process, or thereafter (including after approval) may result in various adverse consequences, including the FDA's delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer and/or license holder. For example, license holders are required to report certain adverse reactions to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to GMP regulations after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with GMP. Accordingly, manufacturers must continue to expend time, monies and effort in the area of production and quality control to maintain GMP compliance. In addition, discovery of problems may result in restrictions on a product, manufacturer or holder, including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of the Company's products under development.

     The Company will also be subject to a variety of foreign regulations governing clinical trials and sales of its products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. At least initially, the Company intends, to the extent possible, to rely on foreign licensees to obtain regulatory approval for marketing its products in foreign countries.

     Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition," which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a PLA/ELA or BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. If a product that has an orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., the FDA may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years.

     In 1994, the Company obtained orphan drug designation for IDEC-C2B8, IDEC-Y2B8 and IDEC-In2B8 from the FDA to treat low-grade B-cell lymphoma. There can be no assurance that any of these compounds will receive orphan exclusivity for the low-grade B-cell lymphoma indication, and it is possible that competitors of the Company could obtain approval, and attendant orphan drug exclusivity, for these same compounds for the low-grade B-cell lymphoma indication, thus precluding the Company from marketing its products for the same indication in the United States. In addition, even if the Company does obtain orphan exclusivity for any of its compounds for low-grade B-cell lymphoma, there can be no assurance that competitors will not receive approval of other, different drugs or biologics for low-grade B-cell lymphoma. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that the scope of protection or the level of marketing exclusivity that is currently afforded by orphan drug designation will remain in effect in the future.

ADDITIONAL FINANCING REQUIREMENTS AND UNCERTAIN ACCESS TO CAPITAL MARKETS

     The Company has expended and will continue to expend substantial funds to complete the research, development, manufacturing and marketing of its products. The Company intends to seek additional funding for these purposes through a combination of new collaborative arrangements, strategic alliances, additional equity or debt financings or from other sources. There can be no assurance that such additional funds will be available on acceptable terms, if at all. Even if available, the cost of funds may result in substantial dilution to current shareholders. If adequate funds are not available from operations or additional sources of financing, the Company's business could be materially and adversely affected.

LIMITED MANUFACTURING EXPERIENCE

     The Company has not yet commercialized any products. To conduct clinical trials on a timely basis, to obtain regulatory approval and to be commercially successful, the Company must manufacture its products either directly or through third parties in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Although the Company has produced its products in the laboratory, scaled its production process to pilot levels and has the ability to manufacture commercial quantities of certain of its products, the Company has not yet produced commercial quantities nor received regulatory approval for such production. The Company anticipates that production of its products in commercial quantities will create technical as well as financial challenges for the Company. The Company has limited experience in manufacturing, and no assurance can be given as to the ultimate performance of the Company's manufacturing facility in San Diego, its suitability for approval for commercial production or the Company's ability to make a successful transition to commercial production.

     During 1996, the Company will manufacture IDEC-C2B8, IDEC-Y2B8 and IDEC-In2B8 and other product candidates for clinical trials at its manufacturing facility in San Diego, California. The Company anticipates that its facility in San Diego should provide sufficient production capacity to meet clinical and early commercial requirements of IDEC-C2B8 product. However, there can be no assurance that the Company will be able to produce adequate quantities of its products to meet clinical and early commercial requirements in a cost-effective manner or that the Company's current manufacturing facility will be approved by the FDA.

     The Company is dependent upon Genentech to fulfill long-term manufacturing demands for its IDEC-C2B8 product and SmithKline Beecham to fulfill all of the manufacturing requirements for IDEC-CE9.1. Genentech is currently constructing a larger manufacturing plant to satisfy such long-term demands. The Company is considering the addition of another manufacturing facility to meet its long-term requirements for additional products under development. Failure by the Company or its strategic partners to establish additional manufacturing capacity on a timely basis would have a material adverse effect on the Company.

PATENTS AND PROPRIETARY RIGHTS

     The Company's success will depend, in large part, on its ability to maintain a proprietary position in its products through patents, trade secret and orphan drug designation. IDEC Pharmaceuticals holds one issued and one allowed United States patent, 18 United States patent applications and numerous corresponding foreign patent applications, and has licenses to patents or patent applications of other entities. No assurance can be given, however, that the patent applications of the Company or the Company's licensors will be issued or that any issued patents will provide competitive advantages for the Company's products or will not be successfully challenged or circumvented by its competitors. Moreover, there can be no assurance that any patents issued to the Company or the Company's licensors will not be infringed by others or will be enforceable against others. In addition, there can be no assurance that the patents, if issued, would not be held invalid or unenforceable by a court of competent jurisdiction. Enforcement of the Company's patents may require substantial financial and human resources. Moreover, the Company may have to participate in interference proceedings if declared by the United States Patent and Trademark Office to determine priority of inventions, which typically take several years to resolve and could result in substantial cost to the Company.

     A substantial number of patents have already been issued to other biotechnology and biopharmaceutical companies. Particularly in the monoclonal antibody field, competitors may have filed applications for or have been issued patents and are likely to obtain additional patents and proprietary rights relating to products or processes competitive with or similar to those of the Company. To date, no consistent policy has emerged regarding the breadth of claims allowed in biopharmaceutical patents, however, patents may issue with claims that conflict with the Company's own patent filings or read on its own products. There can be no assurance that patents do not already exist in the United States or in foreign countries or that patents will not be issued that would entail substantial costs to challenge and that, if unsuccessfully challenged, would have a material adverse effect on the Company's ability to market its products. Specifically, the Company is aware of several patents and patent applications which may affect the Company's ability to make, use and sell its products. Accordingly, the Company expects that commercializing monoclonal antibody-based products may require licensing and/or cross-licensing of patents with other companies in this field. There can be no assurance that the licenses, which might be required for the Company's processes or products, would be available, if at all, on commercially acceptable terms. The ability to license any such patents and the likelihood of successfully contesting the scope or validity of such patents are uncertain and the costs associated therewith may be significant. If the Company is required to acquire rights to valid and enforceable patents but cannot do so at a reasonable cost, the Company's ability to manufacture or market its products would be materially adversely affected.

     The owners, or licensees of the owners, of these patents may assert that one or more of the Company's products infringe one or more claims of such patents. If legal action is commenced against the Company to enforce any of these patents and the plaintiff in such action prevails, the Company could be prevented from practicing the subject matter claimed in such patents. In such event or under other appropriate circumstances, the Company may attempt to obtain licenses to such patents. However, no assurance can be given that any owner would license the patents to the Company at all or on terms that would permit commercialization of the Company's products. An inability to commercialize such products could have a material adverse effect impact on the Company's operations and ability to pursue its long-term objectives.

     Furthermore, the patent position worldwide of biotechnology companies in relation to proprietary products is highly uncertain and involves complex legal and factual questions. There is a substantial backlog of biotechnology patents at the United States Patent and Trademark Office. The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends in part upon the continued contributions of its senior management and key scientific and technical personnel. The Company's success is also dependent upon its ability to attract and retain additional qualified scientific, technical, manufacturing and managerial personnel and to develop and maintain relationships with qualified clinical researchers. Significant competition exists among pharmaceutical and biotechnology companies for such personnel, and there can be no assurance that the Company will retain such personnel or that it will be able to attract, assimilate and retain such personnel as may be required in the future or to develop and maintain relationships with such researchers. The Company does not maintain or intend to purchase "key person" life insurance on any of its personnel.

RAPID TECHNOLOGICAL CHANGE AND SUBSTANTIAL COMPETITION

     The pharmaceutical industry is subject to rapid and substantial technological change. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Most of these entities have significantly greater research and development capabilities than the Company, as well as substantially more marketing, financial and managerial resources, and represent significant competition for the Company. Acquisitions of or investments in competing biotechnology companies by large pharmaceutical companies could increase such competitors' financial, marketing and other resources. There can be no assurance that developments by others will not render the Company's products or technologies noncompetitive or that the Company will be able to keep pace with technological developments. Competitors have developed or are in the process of developing technologies that are or, in the future, may be the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic effects to those products being developed by the Company. These competing products may be more effective and less costly than the products developed by the Company. In addition, conventional drug therapy, surgery and other more familiar treatments and modalities will offer competition to the Company's products.

LIMITED SALES AND MARKETING EXPERIENCE

     Commercialization of the Company's products is expensive and time-consuming. The Company has adopted a strategy of pursuing collaborative agreements with strategic partners that provide for co-promotion of certain of the Company's products. In the event that the Company elects to participate in co-promotion efforts in the United States or Canada, and in those instances where the Company has retained exclusive marketing rights in specified territories, the Company will need to build a sales and marketing capability in the targeted markets. The Company currently has a limited marketing staff and no sales personnel. There can be no assurance that the Company will be able to establish a successful direct sales and marketing capability in any or all targeted markets or that it will be successful in gaining market acceptance for its products. To the extent that the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties and there can be no assurance that such efforts will be successful. Outside of the United States and Canada, the Company has adopted a strategy to pursue collaborative arrangements with established pharmaceutical companies for marketing, distribution and sale of its products. There can be no assurance that any of these companies or their sublicensees will successfully market, distribute or sell the Company's products or that the Company will be able to establish and maintain successful co-promotion or distribution arrangements. Failure to establish a sales capability in the United States or outside the United States may have a material adverse effect on the Company.

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT

     The Company has incurred annual operating losses since its inception in 1985. As of June 30, 1996, the Company's accumulated deficit was approximately $80.5 million. The Company anticipates that such operating losses will continue for at least the next two years. Such losses have been and will be principally the result of the various costs associated with the Company's research and development, clinical and manufacturing activities. The Company has not generated operating profits from the commercial sale of its products. All revenues to date have resulted from collaborative research, development and licensing arrangements, research grants and interest income. The Company has no products approved by the FDA or any foreign authority and does not expect to achieve profitable operations on an annual basis unless product candidates now under development receive FDA or foreign regulatory approval and are thereafter commercialized successfully.

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market price of the Company's Common Stock, like the stock prices of many publicly traded biotechnology companies, has been highly volatile. Announcements of technological innovations or new commercial products by the Company or its competitors, developments or disputes concerning patent or proprietary rights, publicity regarding actual or potential medical results relating to products under development by the Company or its competitors, regulatory developments in both the United States and foreign countries, public concern as to the safety of biotechnology products and economic and other external factors, as well as period-to-period fluctuations in financial results may have a significant impact on the market price of the Company's Common Stock. It is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM

     The future revenues and profitability of biopharmaceutical companies as well as the availability of capital may be affected by the continuing efforts of government and third party payors to contain or reduce costs of health care through various means. For example, in certain foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government controls. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on the Company's business, financial condition or prospects.

     The Company's ability to commercialize its products successfully will depend in part on the extent which appropriate reimbursement levels for the cost of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs may all result in lower prices for the Company's products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect the Company's ability to operate profitably.

PRODUCT LIABILITY EXPOSURE

     Clinical trials, manufacturing, marketing and sale of any of the Company's or its strategic partners' pharmaceutical products licensed by the Company may expose the Company to product liability claims. The Company currently carries limited product liability insurance. There can be no assurance that the Company or its strategic partners will be able to continue to maintain or obtain additional insurance or, if available, that sufficient coverage can be acquired at a reasonable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products developed by the Company or its strategic partners. A product liability claim or recall would have a material adverse effect on the business and financial condition of the Company.

EFFECT OF CERTAIN CHARTER PROVISIONS; ANTITAKEOVER EFFECTS OF ARTICLES OF INCORPORATION, CALIFORNIA LAW AND CERTAIN AGREEMENTS

     The Company's Board of Directors has the authority to issue up to 8,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting and conversion rights of such shares, without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Further, certain provisions of the Company's Articles of Incorporation and of California law could delay or make more difficult a merger, tender offer or proxy contest involving the Company. In addition, the Company's collaborative agreement with Genentech provides Genentech with the right to purchase the Company's co-promotion rights under such agreement upon a change of control of the Company. All of the foregoing could discourage potential acquisition proposals for the Company. See "Business -- Strategic Alliances" and "Description of Capital Stock -- Preferred Stock."

ENVIRONMENTAL CONCERNS

     The Company's research and development involves the controlled use of hazardous materials, chemicals and radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. In addition, disposal of radioactive materials used by the Company in its research efforts may only be made at approved facilities. Approval of a site in California has been delayed indefinitely. The Company currently stores such radioactive materials on site. The Company may incur substantial cost to comply with environmental regulations.

                                    BUSINESS

     IDEC Pharmaceuticals is a biopharmaceutical company developing products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The Company is currently focused on non-Hodgkin's B-cell lymphomas, which afflict approximately 225,000 patients in the United States, and rheumatoid arthritis, which afflicts approximately 2 million people in the United States. The Company's two antibody products for treatment of non-Hodgkin's B-cell lymphomas are being developed in collaboration with Genentech in the United States, Genentech's affiliate Hoffmann-LaRoche worldwide except the United States and Japan and Zenyaku in Japan. The Company's lead PRIMATIZED antibody product for the treatment of rheumatoid arthritis is being developed worldwide in collaboration with SmithKline Beecham. IDEC Pharmaceuticals has seven additional product candidates in various stages of development.

BACKGROUND

     ANTIBODIES AND THE IMMUNE SYSTEM

     The immune system is composed of specialized cells, including B cells and T cells, that function in the recognition, destruction and elimination of disease causing foreign substances and of virally infected or malignant cells. The role of these specialized cells is determined by receptors on the cell surface which govern the interaction of the cell with foreign substances and with the rest of the immune system. For example, each differentiated B cell of the immune system has a different antibody anchored to its surface which serves as a receptor to recognize foreign substances. This antibody then triggers the production of additional antibodies which as free-floating molecules bind to and eliminate these foreign substances. Each foreign substance is individually identifiable by structures on its surface known as antigens, which serve as binding sites for the specific antibodies. T cells play more diverse roles, including the identification and destruction of virally infected or malignant cells.

     A variety of technologies have been developed to produce antibodies as therapeutic agents. These include hybridoma technology and molecular biology techniques such as gene cloning and expression, which can now be applied to the generation, selection and production of hybrid monoclonal antibody varieties known as chimeric and humanized antibodies, as well as strictly human antibodies. Chimeric antibodies are constructed from portions of non-human species (e.g., mouse) antibodies and human antibodies. In these applications, the portion of the antibody responsible for antigen binding (the "variable region") is taken from a non-human antibody and the remainder of the antibody (the "constant region") is taken from a human antibody. Compared to mouse ("murine") monoclonal antibodies, chimeric antibodies generally exhibit lower immunogenicity (the tendency to trigger an often adverse immune response such as a human anti-mouse antibody, or "HAMA" response), are cleared more slowly from the body, and function more naturally in the human immune system. Humanized antibodies can be constructed by grafting several small pieces of a murine antibody's variable region onto a constant region framework provided by a human antibody. This process, known as "CDR grafting," reduces the amount of foreign materials in the antibody, rendering it closer to a human antibody. However, the construction of humanized antibodies by CDR grafting requires complex computer modeling, and the properties of the resulting antibody are not completely predictable and may, in fact, still trigger a HAMA response.

     NON-HODGKIN'S B-CELL LYMPHOMAS

     As with other cell types in the body, B cells and T cells may become malignant and grow as immune system tumors, such as lymphomas. Non-Hodgkin's B-cell lymphomas are cancers of the immune system which currently afflict approximately 225,000 patients in the United States. Although there are treatments for non-Hodgkin's B-cell lymphomas, there are currently no products in the United States that have been approved by the FDA for use in treating these cancers. Non-Hodgkin's B-cell lymphomas are diverse with respect to prognosis and treatment, and are generally classified into one of three groups (low, intermediate or high-grade) based on histology and clinical features. The Company estimates that approximately 146,000 patients in the United States have low-grade, 65,000 have intermediate-grade, and 14,000 have high-grade non-Hodgkin's B-cell lymphoma. Patients with low-grade lymphomas have a fairly long life expectancy from the time of diagnosis (median survival 6.6 years), despite the fact that low-grade lymphomas are almost always incurable. Intermediate-grade and high-grade lymphomas are more rapidly growing forms of these cancers, which in a minority of cases can be cured with early, aggressive chemotherapy. New diagnoses of non-Hodgkin's lymphomas have increased approximately 7% annually over the past decade, with 52,700 new diagnoses estimated for 1996. The increase is due in part to the increasing prevalence of lymphomas in the AIDS patient population. In approximately 90% of the cases in the United States, non-Hodgkin's lymphomas are of B-cell origin, the remainder are T-cell lymphomas.

     Owing to the fluid nature of the immune system, B-cell lymphomas are usually widely disseminated and characterized by multiple tumors at various sites throughout the body at first presentation. Treatment courses with chemotherapy or radiation therapy are the current standard of care and often result in a limited number of remissions for patients with B-cell lymphomas. The majority of patients in remission will relapse and ultimately die either from their cancer or from complications of standard therapy. Fewer patients achieve additional remissions following relapse and those remissions are generally of shorter duration as the tumors become increasingly resistant to subsequent courses of chemotherapy. Therapeutic product development efforts for these cancers have focused on both improving treatment results and minimizing the toxicities associated with standard treatment regimens. Immunotherapies with low toxicity and demonstrated efficacy can be expected to reduce treatment and hospitalization costs associated with side effects or opportunistic infections, which can result from the use of chemotherapy and radiation therapy.

     AUTOIMMUNE AND INFLAMMATORY DISEASES

     Rheumatoid arthritis, systemic lupus erythematosus ("SLE"), psoriasis, inflammatory bowel disease ("IBD") and multiple sclerosis ("MS") are autoimmune and inflammatory diseases that require ongoing therapy and afflict more than 6 million patients in the United States. Of these, approximately 2 million people are afflicted with rheumatoid arthritis. Autoimmune disease occurs when the patient's immune system goes awry, initiating a cascade of events which results in an attack by the patient's immune system against otherwise healthy tissue and often includes inflammation of the involved tissue. In rheumatoid arthritis, the disease attacks the synovial lining of the patient's joints, usually resulting in the destruction of the joints of the hands, hips and knees. The patient's condition evolves from constantly painful joints to the disability of deformed, misaligned joints. Autoimmune diseases such as rheumatoid arthritis are typically treated with products such as steroids and nonsteroidal, anti-inflammatory agents and with other therapies, all of which are limited for several reasons, including their lack of specificity and ineffectiveness when used chronically. Furthermore, steroids suppress the immune system and make the patient susceptible to infections while nonsteroidal, anti-inflammatory agents have been implicated in the formation of gastro-intestinal ulcerations.

     ANTIBODIES AND THE REGULATION OF IMMUNE SYSTEM CELLS

     Monoclonal antibodies may be used to bind to specific subsets of human immune system cells and may act to deplete or to suppress the activity of the targeted cells. Indeed, the high specificity of monoclonal antibodies enables them to discriminately act against different types of B cells or T cells. Depletion of diseased immune cells or suppression of disease-causing immune activities may be possible by using antibodies that attach to specific determinants on the surface of target immune system cells. In particular, the individual B and T cells of the immune system express a broad variety of surface determinants (cell surface markers). Such determinants not only differentiate one cell type from another, but also differentiate individual cells from other cells with specificity for different antigens.

IDEC PHARMACEUTICALS' TECHNOLOGY

     IDEC Pharmaceuticals is developing products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The Company's antibody products bind to specific subsets of human immune system cells and act to deplete or to suppress the activity of these targeted cells. The products are administered intravenously and target cells located in easily accessible compartments of the body, specifically the blood, the lymphatic fluid and the synovial fluid.

     For treatment of non-Hodgkin's B-cell lymphomas, the Company's products target a cell surface marker known as CD20 which is present only on B cells but not on B cell precursors. These products act to reduce total B cell levels, including both malignant and normal B cells. The depletion of normal B cells observed in clinical experience, to date, has been only temporary, with regeneration occurring within months. The Company believes that the successful development of immunotherapeutic agents, such as IDEC-C2B8 and IDEC-Y2B8, will complement and, in some cases, replace chemotherapeutic agents in the treatment of non-Hodgkin's B-cell lymphomas.

     Due to their specificity and affinity for cell surface receptors, monoclonal antibodies are also an attractive means by which to treat autoimmune diseases. Attachment of monoclonal antibodies to specific cell surface receptors can be used to suppress aberrant and unwanted immune activity. Historically, however, the use of monoclonal antibodies as a ongoing therapy has been limited by the body's rejection of the mouse derived components of the antibodies. Murine monoclonal antibodies, which are structurally different from human antibodies, tend to trigger adverse immune reactions when used as therapies. These reactions include a HAMA response in which the patient's immune system produces antibodies against the therapeutic antibody, thus limiting its effectiveness.

     The Company has developed a proprietary PRIMATIZED antibody technology to overcome HAMA responses and to avoid other immunogenicity problems by developing monoclonal antibodies from primate rather than mouse B cells. These antibodies are characterized by their strong similarity to human antibodies and by the absence of mouse components. In March 1996, the Company received a Notice of Allowance for a United States patent application claiming the Company's PRIMATIZED antibodies. Underlying this proprietary technology is the Company's discovery that macaque monkeys produce antibodies that are structurally indistinguishable from human antibodies in their variable (antigen-binding) regions. Further, the Company found that the macaque monkey can be immunized to make antibodies that react with human, but not with macaque, antigens. Genetic engineering techniques are then used to isolate the portions of the macaque antibody gene which encode the variable region from a macaque B cell. This genetic material is combined with constant region genetic material from a human B cell and inserted into a host cell line which then expresses the desired antibody specific to the given antigen. The result is a part human, part macaque PRIMATIZED antibody which appears structurally to be so similar to human antibodies that it may be accepted by the patient's immune system as "self." This development allows the possibility of therapeutic intervention in chronic diseases or other conditions that are not amenable to treatment with antibodies containing mouse components.

     The Company has also discovered a proprietary antigen formulation, PROVAX, which has shown the ability to induce cellular immunity, manifested by cytotoxic T lymphocytes, in animals immunized with protein antigens. Cellular immunity is a counterpart to antibody-based immunity and is responsible for the direct destruction of virally infected and malignant cells. PROVAX is a combination of defined chemical entities and may provide a practical means for the development of effective immunotherapies that act through the induction of both antibody and cell-mediated immunity. The Company believes such immunotherapies may be useful for the treatment of certain cancers and viral diseases. Preliminary studies also indicate that PROVAX can be safely administered by injection to human subjects. The Company intends to make PROVAX available through licenses and collaborations to interested partners for development of immunotherapeutic vaccines.

PRODUCTS UNDER DEVELOPMENT

     The Company's primary products under development address immune system cancers, such as lymphomas, and autoimmune and inflammatory diseases, such as rheumatoid arthritis. In addition, the Company has discovered certain other products through the application of its technology platform. The products in pre-clinical and clinical development by the Company include the following.

                                                                           DEVELOPMENT/MARKETING
PRODUCT CANDIDATE          INDICATION                 STATUS(1)            PARTNER AND TERRITORY
------------------  -------------------------  ------------------------  --------------------------
IMMUNE SYSTEM CANCER PRODUCTS
     IDEC-C2B8      Non-Hodgkin's B-cell       Phase III (patient        Genentech (U.S.)
                    lymphomas                  accrual completed)        Zenyaku (Japan)
                                                                         Hoffmann-La Roche
                                                                         (through Genentech, rest
                                                                         of world)
     IDEC-Y2B8      Non-Hodgkin's B-cell       Phase I/II                Genentech (worldwide)
                    lymphomas
                    (radioimmunotherapy)
     IDEC-In2B8     Non-Hodgkin's B-cell       Phase I/II                Genentech (worldwide)
                    lymphomas (tumor imaging
                    and dosimetry)
AUTOIMMUNE AND INFLAMMATORY PRODUCTS
     PRIMATIZED     Rheumatoid arthritis       Phase II (randomized,     SmithKline Beecham
       IDEC-CE9.1                              double-blinded, placebo-  (worldwide)
                                               controlled; patient
                                               treatment completed)
     PRIMATIZED     Asthma                     Phase II                  SmithKline Beecham
       IDEC-CE9.1                                                        (worldwide)
     PRIMATIZED     Various autoimmune         Lead compound selected    Mitsubishi (Asia)
       Anti-B7      diseases
     PRIMATIZED     Various allergic           Lead compound selected    Seikagaku (Europe and
       Anti-CD23    conditions                                           Asia)
     Humanized      Various autoimmune         Lead compound selected    Eisai (Europe and Asia)
       Anti-gp39    diseases
     PRIMATIZED     Various autoimmune         Discovery                 Eisai (Europe and Asia)
       Anti-gp39    diseases
OTHER PRODUCTS
     Human Anti-    Respiratory syncytial      Lead compounds selected   No current partner
       RSV          virus infection
       Antibodies
     PROVAX         Antigen formulation for    Phase I                   No current partner
                    therapeutic vaccination

------------
(1) "Lead compound selected" means agents have been identified that meet preselected criteria in assays for activity and potency. "Phase I" means initial human studies designed to establish the safety, dose tolerance and pharmacokinetics of a compound. "Phase I/II" means initial human studies designed to establish the safety, dose tolerance and pharmacokinetics of a compound and which maybe designed to show preliminary activity of a compound in patients with the targeted disease. "Phase II" means human studies designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase III" means human studies designed to lead to accumulation of data sufficient to support a PLA, including data relating to efficacy.

     IMMUNE SYSTEM CANCER PRODUCTS

     IDEC Pharmaceuticals' objective with respect to treating non-Hodgkin's B-cell lymphomas is to use its pan-B antibodies to target, bind to and selectively eliminate both the patient's normal and malignant B cells.

     IDEC-C2B8. IDEC-C2B8 is a genetically engineered, chimeric pan-B antibody designed to harness the patient's own immune mechanisms to destroy tumor cells. Laboratory studies performed by the Company have shown that the antibody attaches to the CD20 antigen on B cells and activates a group of proteins known as "complement," leading to normal and malignant B-cell destruction. Additionally, the antibody, when bound to the CD20 antigen, recruits macrophages and natural killer cells to attack the B cell. Through these and other mechanisms, the antibody utilizes the body's immune defenses to lyse (rupture) and deplete B cells. B cells have the capacity to regenerate from early precursor cells that do not express the CD20 determinant. The depletion of normal B cells observed in clinical experience to date has been only temporary, with normal B cell regeneration occurring within months. The capacity of a tumor to regrow after treatment with IDEC-C2B8 will depend on the number of malignant B cells, or malignant B-cell precursors (if the malignancy first appeared within a precursor cell), remaining after treatment.

     In April 1995, the Company and Genentech began a pivotal Phase III trial of IDEC-C2B8 at over 30 clinical sites including leading cancer centers in the United States and Canada. Patient enrollment for this trial was completed in March 1996. In this single-arm, single-agent Phase III clinical trial, patients with low-grade or follicular non-Hodgkin's B-cell lymphomas receive four weekly infusions of IDEC-C2B8. The study will evaluate the tumor response rate to treatment and duration of response in approximately 150 patients with relapsed disease. In May 1996, the Company announced preliminary results on the first 48 evaluable patients (out of 166 patients enrolled) in its pivotal Phase III trial of IDEC-C2B8. The preliminary results confirmed the response rate and safety profile of the antibody seen in clinical trials to date.

     In clinical trials to date, IDEC-C2B8 as a single agent has shown response rates which are equivalent to or greater than that produced by single agent chemotherapy, yet patients have suffered neither the bone marrow damage nor the range and severity of other toxicities associated with conventional cancer treatments. Furthermore, treatment with IDEC-C2B8 can be completed in a matter of weeks rather than over several months, which is typical of chemotherapy.

     In November 1995, the Company completed enrollment for a Phase II clinical trial of IDEC-C2B8 in combination with chemotherapy for the treatment of low-grade, B-cell lymphoma. In this trial, patients were given alternating cycles of IDEC-C2B8 and CHOP combination chemotherapy (cyclophosphamide, doxorubicin, vincristine and prednisone), beginning and ending with the antibody. In this ongoing combination therapy trial, all of the patients treated to date have responded (100% overall response rate), while 28 out of 29 patients have ongoing responses ranging from over six to over 22 months. Of the 29 patients completing all scheduled treatments, 19 (66%) have achieved a complete response and 10 (34%) have achieved a partial response. In addition, because IDEC-C2B8's mode of action is separate from that of conventional anti-cancer drugs, the two treatments do not exhibit overlapping toxicities. The addition of IDEC-C2B8 to the conventional chemotherapy regimen is designed to extend both the quality and duration of tumor remissions achievable with chemotherapy alone, without adding significantly to the toxicity of chemotherapy. This trial is being conducted in parallel with ongoing studies of IDEC-C2B8 as a single agent for treatment of lymphoma, and is an additional step in the development of this product to show the possible breadth of applications of antibody therapy for treatment of lymphomas.

     In addition to these findings, the Company observed, following combination treatment with chemotherapy in six of seven patients, the disappearance from their bone marrow of bcl-2, a chromosomal marker associated with malignant cells, which was present prior to treatment.

     IDEC-Y2B8 and IDEC-In2B8. Due to the sensitivity of B-cell tumors to radiation, radiation therapy has historically played, and continues to play, an important role in the management of B-cell lymphomas. Radiation therapy currently consists of external beam radiation focused on certain areas of the body with tumor burden. IDEC Pharmaceuticals is developing two antibody products which are intended to deliver targeted immunotherapy by means of injectable radiation to target sites expressing the CD20 determinant, such as lymphatic B-cell tumors. In clinical testing, IDEC-In2B8 is first used to image the patient's tumor and to provide information for determining the proper dose of the therapeutic product. The low-energy gamma particle emitted by IDEC-In2B8 is detectable outside the body, thereby allowing an image to be taken. The companion therapeutic product, IDEC-Y2B8, provides targeted radiation therapy by emitting a high-energy beta particle which is absorbed by surrounding tissue, leading to tumor destruction. The Company's objective with these products is to provide safer, more effective radiation therapy than is possible with external beam radiation and to provide this radiation therapy in an outpatient setting.

     IDEC-Y2B8 is an anti-CD20 murine antibody that is radiolabeled with the isotope yttrium-90. This radioisotope is well suited for therapeutic purposes because of its energy, radius of activity and half-life. It emits only beta radiation. Other radioisotopes, such as iodine-131, emit both beta and gamma radiation and at certain therapeutic doses require that the patient be hospitalized and isolated in a lead-shielded room for several days. In contrast, the beta particle emitted by yttrium-90 is absorbed by tissue immediately adjacent to the antibody. The Company believes that this short penetrating radiation will permit the use of the product in outpatient therapy.

     The Company completed a dose-escalating Phase I clinical trial with IDEC-Y2B8 in early 1995. Single doses of IDEC-Y2B8 showed clinical activity comparable to that of intensive, multiple dose, salvage chemotherapy, with response durations exceeding those of the patients' most recent chemotherapy.

     AUTOIMMUNE AND INFLAMMATORY PRODUCTS

     IDEC Pharmaceuticals is developing a new class of antibodies, termed PRIMATIZED antibodies, that are of part human, part macaque monkey, origin. These antibodies are structurally similar to, and potentially indistinguishable by a patient's immune system from, human antibodies. PRIMATIZED antibodies may provide therapeutic intervention for diseases or conditions not amenable to chronic treatment with mouse-derived antibodies. The Company's objective with its PRIMATIZED antibodies is to provide therapies that can be used to control autoimmune diseases characterized by overactive immune functions. The Company has entered into research and development collaborations with SmithKline Beecham, Mitsubishi, Seikagaku and Eisai which all utilize the Company's PRIMATIZED technology and which target distinct, cell surface determinants. See "-- Strategic Alliances."

     PRIMATIZED IDEC-CE9.1. Through its collaboration with SmithKline Beecham, IDEC Pharmaceuticals is developing therapeutic products for the treatment of autoimmune disease based on PRIMATIZED anti-CD4 antibodies. In order to develop a PRIMATIZED anti-CD4 antibody, Company scientists immunized macaque monkeys with the human CD4 antigen and harvested the resulting antibody-producing immune cells. The gene responsible for the production of the desired anti-CD4 antibody was isolated and used to develop the PRIMATIZED anti-CD4 antibody, IDEC-CE9.1. This antibody consists of a variable region from a macaque monkey and a constant region, that portion responsible for interaction with the immune system, from a human. Upon analysis of the amino acid sequences comprising the IDEC-CE9.1 antibody, its structure was found to be indistinguishable from antibodies normally produced by humans. In addition, IDEC-CE9.1 binds tightly to the CD4 antigen and exhibits desirable immunosuppressive activities. In October 1995, the Company and SmithKline Beecham completed a Phase I/II clinical trial of IDEC-CE9.1. The Phase I/II trial was a multi-dose, dose-escalating study of IDEC-CE9.1 in 40 patients with moderate to severe rheumatoid arthritis. In the study, 20 of the 40 patients treated over all dose groups experienced a reduction of at least 20% in their rheumatoid arthritis symptoms (as measured by the American College of Rheumatology criteria) and 13 of these responders showed improvement of greater than 50%. These results were obtained without infusion-related or serious therapy-related adverse effects, diminution of therapeutic response following repeat administration or prolonged T-cell depletion that others have observed with other anti-CD4 antibodies. SmithKline Beecham is conducting a second, larger Phase II study of IDEC-CE9.1 in patients with rheumatoid arthritis, that is randomized, double-blinded and placebo-controlled; patient treatment in this trial was completed in the first quarter of 1996. In late May 1996, SmithKline Beecham unblinded the 136 patient Phase II study and observed positive clinical activity for IDEC-CE9.1 versus the placebo arm of the study. Over the next few months, SmithKline Beecham will complete its analysis of the Phase II data and determine how to proceed with future development of IDEC-

CE9.1 in rheumatoid arthritis. In addition, IDEC Pharmaceuticals and SmithKline Beecham have begun expanding their investigation of IDEC-CE9.1 for potential use in the treatment of asthma.

     PRIMATIZED Anti-B7. In November 1993, the Company entered into a research and development collaboration with Mitsubishi that focuses on the development of PRIMATIZED antibodies directed at a B7 determinant. This B7 determinant appears on the surface of antigen-presenting cells and is involved in the interaction of these cells with T cells in triggering a cascade of immune system responses. Antibodies directed at B7 determinants may block this cascade and, therefore, may be useful in preventing unwanted immune responses in certain inflammatory and chronic autoimmune conditions. Mitsubishi has actively shared in the development process, generating animal models and participating in research with the Company. This effort has resulted in the identification of a PRIMATIZED antibody lead candidate which will undergo preclinical testing, process development and manufacturing of clinical material during 1996.

     PRIMATIZED Anti-CD23. In December 1994, the Company entered into a collaboration with Seikagaku aimed at the development of PRIMATIZED anti-CD23 antibodies for the potential treatment of allergic rhinitis, asthma and other allergic conditions. Antibodies against the CD23 receptor on certain white blood cells inhibit the production of immune system molecules called immunoglobulin class E, or IgE, which are known to trigger allergic conditions. At the same time, anti-CD23 antibodies do not affect the production of the immunoglobulins (the patient's own antibodies) responsible for granting protective immunity to infectious agents. Thus, PRIMATIZED anti-CD23 antibodies may provide a unique new approach to treating chronic illnesses such as allergic rhinitis and asthma. This effort has resulted in the identification of a PRIMATIZED antibody lead candidate which will undergo preclinical testing, process development and manufacturing of clinical material during 1997.

     Humanized and PRIMATIZED Anti-gp39. In December 1995, the Company entered into a research and development collaborative agreement with Eisai. The collaboration focuses on developing humanized and PRIMATIZED antibodies against the gp39 antigen. This antigen, also referred to as the CD40 ligand, is an essential immune system trigger for B-cell activation and antibody production. Potential target indications include transplantation and antibody-mediated autoimmune diseases such as idiopathic thrombocytopenic purpura ("ITP") and SLE.

     The development of a humanized anti-gp39 antibody is based on technology that the Company licensed from Dartmouth University where researchers have shown that the binding of gp39 to its CD40 receptor on B cells is essential for proper immune system function. These researchers generated anti-gp39 antibodies that blocked this T-cell and B-cell interaction and halted disease progression in a variety of animal models of disease characterized by abnormal or unwanted immune response. Moreover, when researchers ended the animals' anti-gp39 treatments, the animals' antibody-producing capacity returned to normal levels, but their disease remained suppressed. Treatment with the anti-gp39 antibodies appeared to have reset the animals' immune systems and restored a normal immune response. Under the collaborative agreement, the Company and Eisai have agreed to develop a humanized anti-gp39 antibody and launch additional efforts to develop a second generation, PRIMATIZED anti-gp39 antibody. This effort has resulted in the identification of a humanized anti-gp39 antibody lead candidate which will undergo preclinical testing, process development and manufacturing of clinical trial material in early 1997.

STRATEGIC ALLIANCES

     The Company has entered into one or more strategic partnering arrangements for each of its principal product development programs. Through these strategic partners, the Company is funding a significant portion of its product development costs and is capitalizing on the production, development, regulatory, marketing and sales capabilities of its partners. Unless otherwise indicated, the amounts shown below as potential payments include license fees, research and development fees and, with respect to Genentech, SmithKline Beecham and Zenyaku, equity investments, but do not include potential royalties. The Company's entitlement to such payments depends on achieving milestones related to development, clinical trials results and regulatory approvals and other factors. These arrangements include:

     Genentech, Inc. In March 1995, the Company and Genentech entered into a collaborative agreement for the clinical development and commercialization of the Company's anti-CD20 monoclonal antibody,

IDEC-C2B8, for the treatment of non-Hodgkin's B-cell lymphomas. In February 1996, the parties extended this collaboration to include two radioconjugates, IDEC-Y2B8 and IDEC-In2B8. Concurrent with the collaborative agreement, the Company and Genentech also entered into an expression technology license agreement for a proprietary gene expression technology developed by the Company and a preferred stock purchase agreement providing for certain equity investments in the Company by Genentech. Under the terms of these agreements, the Company may receive payments totaling $57.0 million, subject to the attainment of certain milestones, of which $29.5 million has been recognized as of June 30, 1996. In addition, the Company and Genentech will co-promote IDEC-C2B8 in the United States and the Company and Genentech or its sublicensee will co-promote IDEC-C2B8 in Canada, with the Company receiving a share of profits. Genentech will retain commercialization rights throughout the rest of the world, except in Japan where Zenyaku will be responsible for development, marketing and sales. Genentech has granted Hoffmann-La Roche marketing rights outside of the United States. The Company will receive royalties on sales outside the United States and Canada. Additionally, pursuant to an expression technology license agreement, the Company is entitled to receive royalties on sales of Genentech products manufactured using the Company's proprietary gene expression technology. Genentech may terminate this agreement for any reason beginning on the date of availability of data from the first Phase III clinical trial of IDEC-C2B8. In connection with the collaboration, Genentech purchased shares of the Company's convertible preferred stock. The collaborative agreement between the Company and Genentech provides two independent mechanisms by which either party may purchase or sell its rights in the co-promotion territory from/to the other party. Upon the occurrence of certain events that constitute a change of control of the Company, Genentech may elect to present an offer to the Company to purchase the Company's co-promotion rights. The Company must then accept Genentech's offer or purchase Genentech's co-promotion rights for an amount scaled (using the profit sharing ratio between the parties) to Genentech's offer. Under a second mechanism, after a specified period of commercial sales and (i) upon a certain number of years of declining co-promotion profits or (ii) if Genentech files for U.S. regulatory approval on a competitive product during a limited period of time, either party may offer to purchase the other party's co-promotion rights. The offeree may either accept the offer price or purchase the offeror's co-promotion rights at the offer price scaled to the offeror's share of co-promotion profits. See "Description of Capital Stock."

     SmithKline Beecham, p.l.c. In October 1992, the Company and SmithKline Beecham entered into an exclusive worldwide collaborative research and license agreement limited to the development and commercialization of therapeutic products based on the Company's PRIMATIZED anti-CD4 antibodies. Under the terms of this agreement, the Company may receive payments in excess of $60.0 million, subject to the attainment of certain milestones, of which $28.6 million has been recognized as of June 30, 1996. The Company will receive funding for anti-CD4 related research and development programs, as well as royalties and a share of co-promotion profits in the United States and Canada on sales of products which may be commercialized as a result of the collaboration. At any time, SmithKline Beecham may terminate this agreement by giving the Company 30 days' written notice based on a reasonable determination that the products do not justify continued development or marketing. In connection with the collaboration, SmithKline Beecham purchased shares of Common Stock and warrants exercisable into Common Stock. See "Selling Shareholders."

     Mitsubishi Chemical Corporation. In November 1993, the Company entered into a three-year collaborative agreement with Mitsubishi for the development of a PRIMATIZED anti-B7 antibody. The Company and Mitsubishi are currently in discussions with Mitsubishi to extend the term of the agreement; there can be no assurance that such discussions will be successful. Under the terms of the agreement, the Company may receive payments totaling $12.2 million to fund research of the PRIMATIZED anti-B7 antibody, subject to the attainment of certain milestones, of which $6.2 million has been recognized as of June 30, 1996. Under the agreement, the Company has granted Mitsubishi an exclusive license in Asia to make, use and sell PRIMATIZED anti-B7 antibody products. The Company will receive royalties on sales of the developed products by Mitsubishi. At any time, Mitsubishi may terminate this agreement by giving the Company 30 days' written notice based on a reasonable determination that the products do not justify continued development or marketing or based on failure to reach milestones.

     Seikagaku Corporation. In December 1994, the Company and Seikagaku entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of therapeutic products based on the Company's PRIMATIZED anti-CD23 antibodies. Under the terms of these agreements, Seikagaku may provide up to $26.0 million in milestone payments and support for research and development, subject to the attainment of certain milestones, of which $6.3 million has been recognized as of June 30, 1996. Under the agreement, Seikagaku has received exclusive rights in Europe and Asia to all products emerging from the collaboration. The Company will receive royalties on eventual product sales by Seikagaku. At any time, Seikagaku may terminate this agreement by giving the Company 60 days' written notice based on a reasonable determination that the products do not justify continued development or marketing.

     Eisai Co., Ltd. In December 1995, the Company and Eisai entered into a collaborative development agreement and a license agreement aimed at the development and commercialization of humanized and PRIMATIZED anti-gp39 antibodies. Under the terms of these agreements, Eisai may provide up to $37.5 million in milestone payments and support for research and development, subject to the attainment of certain milestones, of which $7.3 million has been recognized as of June 30, 1996. Eisai will receive exclusive rights in Asia and Europe to develop and market resulting products emerging from the collaboration, with the Company receiving royalties on eventual product sales by Eisai. At any time, Eisai may terminate this agreement by giving the Company 60 days' written notice based on a reasonable determination that the products do not justify continued development or marketing.

     Chugai Pharmaceutical Co., Ltd. In March 1996, the Company and Chugai entered into a worldwide license agreement (co-exclusive with IDEC Pharmaceuticals, Genentech and up to two additional companies) for IDEC Pharmaceuticals' proprietary vector technology for high expression of recombinant proteins in mammalian cells. As part of the agreement, Chugai paid an upfront licensing fee of $4.5 million to IDEC Pharmaceuticals, and will pay royalties on sales of Chugai products manufactured using the technology.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information, as of the date hereof, with respect to the number of shares of Common Stock owned by each of the Selling Shareholders and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Shareholders may offer the Shares for resale from time to time. See "Plan of Distribution".


     The Shares being offered by the Selling Shareholders may be or have been acquired from the Company under separate warrants to purchase shares of Common Stock of the Company (together, the "Warrants") at purchase prices ranging from $2.29 to $12.00 per share or as a result of the net exercise of such warrants for the number of shares as has the value equalling the difference between the price of the Common Stock at the time of exercise and the exercise price of such shares. The Common Stock was or will be issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. Except as indicated, none of the Selling Shareholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company.



     Each Selling Shareholder that purchased Shares represented to the Company that it was acquiring the Shares for investment and with no present intention of distributing the Shares. In lieu of granting the Selling Shareholders demand registration rights, the Company has filed with the Commission, under the Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions and has agreed to use its best efforts to keep such Registration Statement effective until the earlier of (i) the third anniversary of the exercise date under the Warrants, (ii) such date as all of the Shares have been resold, or (iii) such time as all of the Shares held by the Selling Shareholders can be resold within a given three-month period without compliance with the registration requirement of the Securities Act pursuant to Rule 144.


     The Shares offered by this Prospectus may be offered from time to time by the Selling Shareholders named below:

                                               NUMBER OF SHARES
                                                    OWNED             NUMBER          OWNERSHIP
                                             PRIOR TO OFFERING(1)       OF        AFTER OFFERING(1)
                                             --------------------     SHARES     --------------------
            NAME AND ADDRESS OF              NUMBER OF                 BEING     NUMBER OF
           SELLING SHAREHOLDERS               SHARES      PERCENT     OFFERED     SHARES      PERCENT
-------------------------------------------  ---------    -------     -------    ---------    -------
S.R. One Limited Ltd.(2)...................  2,440,860      13.7%     400,000    2,040,860      11.3%
  Bay Colony
  565 E. Swedesford Rd., Ste. 315
  Wayne, PA
Silicon Valley Bancshares..................    168,751      *         168,751            0      *
  3003 Tasman Dr.
  P.O. Box 2607
  Santa Clara, CA
Venture Lending & Leasing, Inc.(3).........    144,164      *         144,164            0      *
  2010 N. First St.
  Suite 310
  San Jose, CA
                                             ---------      ----      -------    ---------      ----
          TOTAL............................  2,753,775      15.2%     712,915    2,040,860      11.3%
                                             =========      ====      =======    =========      ====

---------------
 *  Less than 1%.

(1) Based upon 17,387,118 shares of Common stock outstanding on June 30, 1996 and 712,915 shares of Common Stock issuable upon exercise of the Warrants. This Registration Statement shall also cover any additional shares of Common Stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of Common Stock.

(2) Includes 1,440,860 shares owned by SmithKline Beecham Corporation and warrants to purchase 400,000 shares held by S.R. One Limited ("S.R. One"). SmithKline Beecham Corporation is a wholly-owned subsidiary of SmithKline Beecham and S.R. One is the venture capital subsidiary of SmithKline Beecham.


(3) Includes warrants to purchase 144,164 shares held by Venture Lending & Leasing, Inc. Such warrants have not yet been exercised (and may be exercised for all or less than all such shares and may also be exercised on a net issuance basis, which would result in fewer shares being ultimately offered for sale.)

                              PLAN OF DISTRIBUTION

     The Company will receive no proceeds from this offering. The Shares offered hereby may be sold by the Selling Shareholders from time to time in transactions in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

     The Shares are issuable upon the exercise of warrants originally issued to the Selling Shareholders pursuant to an exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. The Company agreed to register the Shares under the Securities Act and to indemnify and hold the Selling Shareholders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by the Selling Shareholders of the Shares. The Company has agreed to pay all reasonable fees and expenses incident to the filing of this Registration Statement.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value ("Common Stock") and 8,000,000 shares of Preferred Stock, no par value ("Preferred Stock").

COMMON STOCK

     As of June 30, 1996, there were approximately 17,387,118 shares of Common Stock outstanding. See "Capitalization." The stock is held by 459 shareholders of record. There will be 18,100,033 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered hereby. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preemptive rights. The Common Stock has no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable.

PREFERRED STOCK

     As of June 30, 1996, there were 329,889 shares of Preferred Stock outstanding. Pursuant to the Company's Articles of Incorporation, the Board of Directors is authorized to issue up to an aggregate of 8,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the shareholders. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deferring, or preventing a change in control of the Company without further actions of the shareholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

     In March 1995, the Company issued 69,375 shares of 10% Series B Nonvoting Cumulative Convertible Preferred Stock ("Series B Preferred Stock") in connection with the repurchase of all ML/MS rights in the Company's lymphoma products. Dividends on the Series B Preferred Stock accrue until March 15, 1997; thereafter, accrued dividends are payable quarterly. No dividends or other distribution will be paid or declared, other than Common Stock dividends in the Company's Common Stock, or on Series A-7 Convertible Preferred Stock which is not yet issued, unless and until accrued dividends on the Series B Preferred Stock have been paid. On March 16, 1997, the Series B Preferred Stock and accrued dividends will automatically be converted into Common Stock. Each share of Series B Preferred Stock is convertible into the number of shares of Common Stock equal to 100 divided by the higher of $3.75 or the average price of the Company's Common Stock as reported by the Nasdaq National Market for the 20 trading days ending on March 1, 1997.

     Additionally, the Company issued 100,000 shares of its Series A-1 Nonvoting Convertible Preferred Stock ("Series A-1 Preferred Stock") in April 1995, 37,521 shares of its Series A-2 Nonvoting Convertible Preferred Stock ("Series A-2 Preferred Stock") in August 1995 and 22,993 shares of its Series A-3 Nonvoting Convertible Preferred Stock ("Series A-3 Preferred Stock") in March 1996, to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-1, A-2 and A-3 Preferred Stock is convertible at any time into 10 shares of Common Stock.

     In May 1996, the Company issued 100,000 shares of its Series A-6 Nonvoting Convertible Preferred Stock ("Series A-6 Preferred Stock") to Genentech pursuant to the terms of a preferred stock purchase agreement. Each share of Series A-6 Preferred Stock is convertible into the number of shares of Common Stock equal to 75 divided by the average closing price of the Company's Common Stock as reported by the

Nasdaq National Market for the 20 trading days following the earlier of (i) FDA approval of IDEC-C2B8 or (ii) September 16, 2000.

OPTIONS

     As of June 30, 1996, options to purchase 3,257,944 shares of Common Stock and 120,000 shares of Common Stock were outstanding under its 1988 Employee Stock Option Plan and its 1993 Non-Employee Directors Stock Option Plan, respectively, 1,189,347 of which were exercisable in total on that date.

WARRANTS

     The Warrants consist of (i) warrants for 400,000 shares issued to S.R. One in connection with an investment agreement exercisable at $12.00 per share; (ii) warrants for 144,164 shares issued to Venture Lending & Leasing, Inc. in connection with equipment leasing arrangements exercisable at from $2.29 to $6.22 per share and (iii) warrants for 195,985 shares issued to Silicon Valley Bancshares in connection with equipment leasing arrangements exercisable at from $2.29 to $6.22 per share. The Company has notified SR One that it is requiring the exercise of the SR One Warrants concurrent with the effectiveness of this registration statement. Silicon Valley Banchshares has exercised its warrants on a net issuance basis for 168,751 shares of Common Stock. Similarly, Venture Lending & Leasing has the option to exchange their Warrants, without the payment of cash or consideration, for a number of Common Shares equal to the difference between the number of shares resulting by dividing the aggregate exercise price of such Warrants by the fair market value of the Common Stock on the date of exercise and the number of shares that would have been otherwise issued under the exercise. See "Selling Shareholders."

REGISTRATION RIGHTS

     Under the terms of the 1992 Amended and Restated Registration Rights Agreement among the Company and the holders of the securities registrable thereunder (the "1992 Registrable Securities"), if the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. Following this offering, the holders of approximately 666,667 shares of Common Stock or their transferees, will be entitled to certain rights with respect to the registration of their 1992 Registrable Securities under the Securities Act. The holders of the 1992 Registrable Securities may also require the Company on not more than two occasions to file a registration statement under the Act at its expense with respect to their shares of Common Stock (and on not more than one occasion to file a registration statement under the Act at its expense with respect to shares issuable upon the exercise of certain warrants), and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, certain of such holders may require the Company to file additional registration statements on Form S-3, subject to certain conditions and limitations. The holders of the 1992 Registrable Securities have waived their registration rights in connection with the offering made hereby.

     Under the terms of the 1995 Registration Rights Agreement among the Company, Genentech and ML/MS, if the Company proposes to register any of its securities under the Act, either for its own account or for the account of other security holders exercising registration rights, Genentech is entitled to notice of such registration and is entitled to include 1995 Registrable Securities therein. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in such registration. Genentech has waived its piggyback registration rights in connection with the offering made hereby. Genentech may also require the Company to file a registration statement under the Act at its expense with respect to its 1995 Registrable Securities, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. Further, after March 15, 1997 ML/MS may require the Company to file a single registration statement on Form S-3, subject to certain conditions and limitations.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is Chase Mellon Shareholder Services, Los Angeles, California.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the shares of Common Stock offered hereby are being passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule of IDEC Pharmaceuticals as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed rates. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                      LOGO